TPT Global Tech, Inc.

501 West Broadway, Suite 800,

San Diego, CA 92101

Phone (619) 301-4200

February 12, 2019

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Telecommunications

Attn: Gregory Dundas and Kathleen Krebs

Washington, D.C 20549

Re:	TPT Global Tech, Inc.
Form S-1
File No. 333-222094

Dear Sir or Madame:

The undersigned, TPT Global Tech, Inc., a Florida corporation (the "Registrant"), has filed a Registration Statement on Form S-1 (File No. 333-222094) (the "Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 AM on February 13, 2019 or as soon thereafter as is possible.

Sincerely,

TPT Global Tech, Inc.

 /s/ Stephen J. Thomas, III

___________________________________

Stephen J. Thomas, III, CEO